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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gain Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 U.S. Highway 202/206, Suite 11
(No. and Street)

Bedminster	NJ	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Lavin 646-822-7288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherry Lavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gain Capital Securities, Inc., as of March 02, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

NEKU G. AGAHI
NOTARY PUBLIC
FOR THE
STATE OF OHIO
My Commission Expires
August 26, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Gain Capital Securities, Inc.
Bedminster, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc. (a Delaware corporation), as of December 31, 2019, and the related statements of operations and changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gain Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Gain Capital Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gain Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error

or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Regarding Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Gain Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gain Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1, and Statement Regarding Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Gain Capital Securities, Inc.'s auditor since 2014.
Independence, Ohio
March 2, 2020

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS:		
Cash and cash equivalents	$	365,580
Other assets		917
Total assets	$	366,497
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$	6,700
Due to affiliate		23,117
Total liabilities		29,817
Common stock no par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,950,000
Accumulated deficit		(2,713,320)
Total shareholder's equity		336,680
Total liabilities and shareholder's equity	$	366,497

See Notes to Financial Statements

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Revenue	$	—
EXPENSES:		
Employee compensation and benefits	$	11,055
Professional fees		5,369
Broker dealer fees		6,944
Other		1,657
Communications and technology		1,951
Total expenses		26,976
NET LOSS	$	(26,976)

See Notes to Financial Statements

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2019	$ 100,000	$ 2,950,000	$ (2,686,344)	$ 363,656
Net Loss	—	—	(26,976)	(26,976)
Balance at December 31, 2019	$ 100,000	$ 2,950,000	$ (2,713,320)	$ 336,680

See Notes to Financial Statements

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(26,976)
Adjustments to reconcile net loss to net cash used by operating activities:		
Cash used by:		
Other assets		2,183
Accrued expenses		(500)
Due to affiliate		11,500
NET CASH USED BY OPERATING ACTIVITIES	$	(13,793)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(13,793)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	379,373
CASH AND CASH EQUIVALENTS, END OF YEAR	$	365,580

See Notes to Financial Statements

NOTE A - Organization and operations

Gain Capital Securities, Inc. ("the Company") is a broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), registered with the Securities and Exchange Commission (SEC).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. ("SLB"), which is wholly owned by Gain Holdings, LLC ("GHLLC"). GHLLC is wholly owned by Gain Capital Holdings, Inc. ("the Ultimate Parent").

The Company currently does not have any customers and, accordingly, does not have a clearing relationship.

NOTE B - Summary of significant accounting policies

Basis of accounting
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "GAAP").

Use of estimates
Preparing financial statements under GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, as well as the reported amounts of revenue and expenses. Estimates are based on judgment and available information. Therefore, actual results could differ materially from estimates.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are recorded at fair value. The company has no such investments of December 31, 2019.

NOTE C - Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC ("GCG"), another wholly-owned subsidiary of GHLLC, under which GCG provides general business management, administrative functions, financial management and support services, as well as facilities for the Company's benefit. In addition, GCG pays certain expenses on the Company's behalf.

At December 31, 2019, the payable due to affiliate was $23,117.

NOTE D - Income taxes

The Company is included in the consolidated federal tax return filed by the Ultimate Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and if there is an amount due it is remitted to the Ultimate Parent. The Company's net deferred tax asset was $0 and no current tax is payable as of December 31, 2019.

The Company follows the accounting guidance for uncertainty in income taxes in Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

NOTE E - Commitments and Contingencies

As of the filing date, the Company had no material commitments or contingencies.

NOTE F- Subsequent Events

On February 27, 2020, the Company's Ultimate Parent issued a press release announcing the execution of an Agreement and Plan of Merger (the "Merger Agreement") by and among the Ultimate Parent, INTL FCStone Inc., a Delaware corporation

("INTL") and Golf Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of INTL ("Merger Sub"), pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions of the Merger Agreement, merge with and into the Company's Ultimate Parent, with the Ultimate Parent surviving the merger and becoming a wholly owned subsidiary of INTL. Subject to the terms and conditions of the Merger Agreement, the Ultimate Parent's stockholders will receive $6.00 per share in cash, without interest.

NOTE G - Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires maintaining minimum net capital. Further, it requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2019 was $50,000. At December 31, 2019, the Company's net capital was $335,763 and exceeded the minimum net capital requirement by $285,763. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.0888 to 1.

GAIN CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

Total shareholder's equity from statement of financial condition	$	336,680
Non-allowable assets:		
Other assets		917
Total non-allowable assets		917
Net capital	$	335,763
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $50,000)	$	50,000
Excess net capital		285,763
Total aggregate indebtedness	$	29,817
Percentage of aggregate indebtedness to net capital		8.88%

A reconciliation of the above computation of net capital and the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2019 through December 31, 2019 is not required as there were no audit adjustments.

GAIN CAPITAL SECURITIES, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2019

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3", as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder of
Gain Capital Securities, Inc.
Bedminster, New Jersey

We have reviewed management's statements, included in the accompanying Gain Capital Securities, Inc. Exemption Report, in which (1) Gain Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gain Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Gain Capital Securities, Inc. stated that Gain Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gain Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gain Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
March 2, 2020